Mail Stop 4561

June 16, 2008

VIA USMAIL and FAX (214) 655-1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re: Behringer Harvard Opportunity REIT I, Inc.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/31/2008**
> **File No. 000-51961**

Dear Mr. Gary S. Bresky:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary Of Significant Accounting Policies

Real Estate, pages F-8 – F-9

1.   The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be based on just the remaining non-cancelable lease term. The resulting value would be amortized over this same period. Please tell us if this methodology differs from your definition of the determined lease term. If applicable, please quantify the impact on your financial statements of any differences.

Note 5 – Real Estate Investments

2.   Please advise us how you complied with the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X and APB 18. Also, please confirm that your unconsolidated subsidiaries did not meet the significance threshold to require financial statements pursuant to Rule 3-09 of Regulation S-X.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief